SIDLEY AUSTIN LLP ONE SOUTH DEARBORN CHICAGO, IL 60603 (312) 853 7000 (312) 853 7036 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON	LOS ANGELES NEW YORK SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.
mborrelli@sidley.com (312) 853-7531	FOUNDED 1866

May 13, 2009

Mr. Jonathan Wiggins
Staff Accountant
United States Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.W.
Washington, D.C.   20549

Re:	AlphaMetrix Managed Futures LLC (Aspect Series)
Item 4.01 Form 8-K
Filed May 1, 2009
File No. 0-52192

Dear Ms. Garnett:

On behalf of our client, AlphaMetrix, LLC (“AlphaMetrix”), the sponsor of AlphaMetrix Managed Futures LLC (Aspect Series) (the “Fund”), we thank you for your letter of May 4, 2009 addressed to Aleks Kins, the President and Chief Executive of AlphaMetrix, providing comments to the above-referenced filing.  We have reviewed your comment and have provided a response below.  For your convenience, we have included your comment below in bold with the Fund’s corresponding response following your comment.

Item 4.01 Form 8-K

1.
We note that the letter from your former accountant filed as an exhibit to your Form 8-K stated that your former accountant is in agreement with the statements contained in the 2nd, 4th and 6th paragraphs of the Form 8-K.  Please file a letter from your former accountant indicating whether or not they agree with your disclosures in the 5th paragraph of the Form 8-K.

The Fund received a letter from its former accountant indicating that the former accountant is in agreement with the statements contained in the 2nd, 4th, 5th and 6th paragraphs of our Form 8-K.  Due to an administrative error an incorrect version of the letter was attached to the Form 8-K, listing the agreement with the 6th paragraph and omitting the reference to the 5th paragraph of the Form 8-K.  The Fund has filed an amended Form 8-K with the corrected attachment.

Sidley Austin LLP is a limited liability partnership practicing in affilation with other Sidley Austin partnerships

Mr. Jonathan Wiggins
United States Securities and Exchange Commission
May 13, 2009

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We hope that the foregoing has been responsive to the Staff’s comments.  Please do not hesitate to call me at (312) 853-7531 with any questions regarding the above responses or the amended filing.

Sincerely,

Mark Borelli

cc:   Heidi Rauh